SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registry No. 1431-1

SUMMARY OF THE ONE HUNDRED AND SEVENTY NINETH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: January 8, 2019 - 11 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary of the Meeting. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The Board of Directors unanimously resolved, to be part of the Executive Board of Companhia Paranaense de Energia - Copel and complete the 2018-2019 term of office, as follows: i. to elect Daniel Pimentel Slaviero, as Chief Executive Officer; Eduardo Vieira de Souza Barbosa, as Legal and Institutional Relations Officer; and David Campos, as Deputy Officer; and ii. to remove Mr. José Marques Filho, registering that the position of Executive Officer of Business Development will be vacant.

The Board of Directors also resolved, in accordance with Article 22, Paragraph 1, of the Bylaws, to appoint Mr. Daniel Pimentel Slaviero to occupy the position of Member of this Board, as Executive Secretary, pursuant to Paragraph 1 of Article 19 of the Bylaws, until the Shareholders’ Meeting to fill the vacant position previously occupied by Mr. Jonel Nazareno Iurk, who submitted a resignation letter on this date.

II.      The Board of Directors unanimously resolved to approve the renegotiation of the payment dates of the amount related to the sale of Copel’s interest in Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 179th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company’s proper book number 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 9, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.